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                      February 23, 2023

       Michael Bufano
       Chief Financial Officer
       Allbirds, Inc.
       730 Montgomery Street
       San Francisco , CA 94111

                                                        Re: Allbirds, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December, 31, 2021
                                                            File No. 001-40963

       Dear Michael Bufano:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing